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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                DUANE READE INC.
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             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                                 04-3164702
----------------------------------------      --------------------------------
(State of Incorporation or Organization)      (IRS Employer Identification no.)

            440 NINTH AVENUE
           NEW YORK, NEW YORK                                10001
     --------------------------------------------      ------------------
       (Address of Principal Executive Offices)            (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. /X/

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. / /

Securities Act registration statement file number to which form relates:
         ------------------------------------
                (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------

 Preferred Share Purchase Rights             New York Stock Exchange, Inc.
----------------------------------         -----------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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                                (Title of Class)


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Item 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED.
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         On September 5, 2002 the Board of Directors of Duane Reade Inc. (the
"COMPANY") adopted a Shareholder Rights Plan (the "RIGHTS PLAN").

         In connection with the Rights Plan, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "RIGHT") for each share of common stock, $0.01 par value of the Company (the "COMMON SHARES") outstanding at the close of business on September 30, 2002 (the "RECORD DATE"). As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $.01 per share, of the Company (the "PREFERRED SHARES") at a price of $130.00 per one one-thousandth of a Preferred Share, subject to adjustment (the "PURCHASE PRICE"). The terms and conditions of the Rights are set forth in the Rights Agreement, dated as of September 12, 2002, between the Company and EquiServe Trust Company, N.A., as Rights Agent.

         Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "ACQUIRING PERSON") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "DISTRIBUTION DATE"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of a summary of the Rights.

         Until the Distribution Date (or earlier redemption, exchange, termination, or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Plan by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without such notation or a copy of a summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on September 30, 2012, subject to the Company's right to extend such date (the "FINAL EXPIRATION DATE"), unless earlier redeemed or exchanged by the Company or terminated.


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         Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1000 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per Common Share. Each Preferred Share will have 1000 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

         No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares or Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares or Common Shares on the last trading date prior to the date of exercise.

         In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or more than 50% of its assets or earning power are sold, proper provision will be made so that each holder of a Right shall



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thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

         At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for that number of Common Shares having an aggregate value equal to the excess of the value of the Common Shares issuable upon exercise of the Rights over the Purchase Price for the Rights (subject to adjustment), or such lesser number of Common Shares as the Board of Directors shall determine.

         The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "REDEMPTION PRICE") by the Board of Directors at any time prior the close of business on the tenth day following the first date of public announcement that a Person has become an Acquiring Person. The Board of Directors may extend the period during which the Rights are redeemable beyond the ten (10) days following the public announcement that a Person has become an Acquiring Person. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

         Any of the provisions of the Rights Plan may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable. After the Rights are no longer redeemable, the Company may amend or supplement the Rights Plan in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

         As of September 17, 2002, there were 23,947,742 shares of Common Stock outstanding and 8,871,028 shares of Common Stock reserved for issuance under the Company's stock option and incentive plans and in connection with the issuance of Company's securities convertible into Common Stock. The Company has reserved 75,000 Preferred Shares initially for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be amended, redeemed or exchanged as described above.


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         While the dividend of the Rights will not be taxable to shareholders or to the Company, shareholders of the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

         The agreement specifying the terms of the Rights is incorporated herein by reference as exhibit to this Registration Statement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.



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Item 2.     Exhibits
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1.       Rights Agreement, dated as of September 12, between Duane Reade Inc.
         and EquiServe Trust Company, N.A., as Rights Agent, which includes the form of Certificate of Designations of the Series A Preferred Stock of Duane Reade Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.





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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          DUANE READE INC.
                                            (Registrant)



Date: September 17, 2002                  By:  /s/ John K. Henry
                                             -----------------------
                                            Name: John K. Henry
                                            Title: Senior Vice President,
                                                   Chief Financial Officer and
                                                   Assistant Secretary


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                                  EXHIBIT INDEX

1. Rights Agreement, dated as of September 12, between Duane Reade Inc. and EquiServe Trust Company, N.A., as Rights Agent, which includes the form of Certificate of Designations of the Series A Preferred Stock of Duane Reade Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.